Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Seneca Biopharma Regains Compliance with NASDAQ Listing Requirements

Germantown, MD., Jan. 25, 2021 (PRNewsire) – Seneca Biopharma, Inc, (NASDAQ:SNCA), a biopharmaceutical company focused on developing novel treatments for diseases of high unmet medical need, today announced that it received notice from The NASDAQ Stock Market LLC (NASDAQ) on January 22, 2021 indicating that the company has regained compliance with the minimum bid price requirement under NASDAQ Listing Rule 5550(a)(2) for continued listing on The NASDAQ Capital Market.

On March 30, 2020, Seneca received a written notice from the NASDAQ Stock Market LLC that it was not in compliance with NASDAQ Listing Rule 5550(a)(2) as a result of the minimum bid price of its common stock being below $1.00 per share for 30 consecutive business days. At the time, Seneca had until September 28, 2020, to regain compliance. On April 17, 2020, Seneca received a subsequent written notice that as a result of a rule change, the NASDAQ tolled the compliance period through June 30, 2020. As a result, Seneca had until December 10, 2020 to regain compliance. On December 11, 2020, as a result of Seneca request for additional time, Seneca received written notification from NASDAQ that Seneca was granted a 180-day extension to regain compliance with NASDAQ’s minimum bid price requirement under NASDAQ Listing Rule 5550(a)(2). Accordingly, Seneca had until June 9, 2021 to meet the bid price requirement.

About Seneca Biopharma, Inc.

Seneca Biopharma, Inc., is a clinical-stage biopharmaceutical company developing novel treatments for diseases of high unmet medical need. On December 17, 2020, Seneca announced that it had entered into a definitive Merger Agreement with Leading BioSciences, Inc. (LBS), a privately held company focused on developing novel therapeutics to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. Upon completion of the merger, the company is expected to operate under the name Palisade Bio, Inc. and trade on the NASDAQ Capital Market under the ticker symbol PALI.

Cautionary Statement

This news release contains "forward-looking statements" made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and may often be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "seek" or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Specific risks and uncertainties that could cause our actual results to differ materially from those expressed in our forward-looking statements include risks inherent in the development and commercialization of potential products, uncertainty of clinical trial results or regulatory approvals or clearances, need for future capital, dependence upon collaborators and maintenance of our intellectual property rights. Actual results may differ materially from the results anticipated in these forward-looking statements. Additional information on potential factors that could affect our results and other risks and uncertainties are detailed from time to time in Seneca’s periodic reports filed with the Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K for the year ended December 31, 2019, its Quarterly Reports on Form 10-Q as well as and in other reports filed with the SEC. We do not assume any obligation to update any forward-looking statements.

Contact:

Hibiscus Bioventures
josh@hibiscusbio.com